Changes in Affiliates (New Affiliate)

POSPLATE Co., LTD. is a new affiliate company of the POSCO Group. POSCO owns 69 percent of the total issued and outstanding shares of POSPLATE Co., LTD.

Company to be affiliated:

• Company Name: POSPLATE Co., LTD.

• Total Assets (KRW): 380,000,000

• Total Shareholders’ Equity (KRW): 380,000,000

• Total Liabilities (KRW): -

• Total Capital (KRW): 380,000,000

• Current total number of affiliated companies: 127